Exhibit 8.1

List of Principal Combined Entities

Combined Entities	Jurisdiction	Usual Name
Central Costanera S.A.	Argentina	Costanera
Hidroeléctrica El Chocón S.A.	Argentina	El Chocón
Emgesa S.A. E.S.P.	Colombia	Emgesa
Edegel S.A.A.	Peru	Edegel